Exhibit 99.1

DHX MEDIA DELIVERS SOLID RESULTS FOR FISCAL 2016

12.5% increase in quarterly dividend; growing WildBrain’s online audience
& building out of global brands expected to continue in 2017

Halifax, NS, September 28, 2016 – DHX Media Ltd. (or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), the world’s leading independent, pure-play children’s content company, reports its fourth quarter and fiscal year-end results for the period ended June 30, 2016.

“Fiscal 2016 marked another year of profitable growth for DHX Media as we continued to benefit from the global appetite for children’s content,” said Dana Landry, CEO of DHX Media. “The Amazon deal announced recently for more than three dozen of our shows highlights the breadth and depth of our library. This validates the investments we are making in key business areas to capture market share at a time when demand for content is high. In 2017, we aim to add more proprietary titles, grow our WildBrain network and further leverage our well-known kids’ brands as we capitalize on the shift to on-demand viewing.”

Financial Highlights (in millions of Cdn$)	Three Months ended June 30,		Year ended June 30,
	2016	2015	2016	2015
Revenue	$75.3	$71.2	$304.8	$264.0
Gross Margin	$44.0	$37.7	$173.3	$145.0
Gross Margin (%)	58%	53%	57%	55%
Adjusted EBITDA[1]	$24.8	$22.8	$103.7	$90.2
Net Income (Loss)	$(1.7)	$3.7	$27.7	$19.5
Adjusted Net Income[1]	$0.49	$5.0	$32.8	$38.4

1Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. Adjusted Net Income adjusts net income (loss) for certain identified charges, net of the tax affect. (See the definition of Adjusted EBITDA and Adjusted Net Income in the Company’s Fiscal 2016 Management Discussion and Analysis for full details).

Highlights included:

•	Fiscal 2016 full year revenue grew 15% to $304.8 million with adjusted EBITDA up 15% to $103.7 million and net income rising 42% to $27.7 million, evidence of continued strong demand for our content.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LONDON 1 Queen Caroline Street 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

•	For Q4 2016, revenue of $75.3 million was in line with management’s expectation. Adjusted EBITDA rose 9% to $24.8 million while net loss was $1.7 million. The net loss was significantly impacted by currency exchange fluctuations, which resulted in an unrealized foreign exchange loss directly attributable to the material effect the decline in the British Pound over the Canadian Dollar had on DHX Media’s foreign exchange exposure.

•	During the quarter, further investments were made to drive continued growth in WildBrain, our Multi-Platform Kid’s network, and to take advantage of merchandise and licensing (M&L) opportunities and global expansion of digital distribution platforms. This contributed to an 11% increase in distribution revenue and a 44% growth in M&L revenue in Fiscal 2016 over the prior year.

•	While television revenues declined 9% for Fiscal 2016, gross margins increased to 66% from 51% in Fiscal 2015 as a result of lower third-party external content costs. The decline in television revenues was within management’s expectations and aligned with a strategy to shift programming focus to better leverage DHX Media’s library.

•	Investment in content continued to expand our library offering with 215 half-hours of proprietary titles added in Fiscal 2016. This exceeded our stated annual goal of 100-200 half-hours and was up 20% from the year prior. A strong production pipeline is planned for Fiscal 2017.

•	The latest deals with Amazon Prime Video included a U.S. exclusive for Looped, a U.K. exclusive for season one of the new Teletubbies, and a range of catalogue titles, totalling more than three dozen shows licensed for the U.S., U.K. and Germany. These deals highlight the appeal of DHX’s original content and classic kids’ shows for on-demand subscribers worldwide and the robust demand for children’s programming.

•	DHX Media’s WildBrain network is benefiting from the global growth in ad-based video-on-demand (AVOD) platforms, which contributed to full-year revenue rising 53% to $18.4 million from a year ago. On a year-over-year basis, total views on WildBrain grew 79% to 6.1 billion for the 12-month period in Fiscal 2016 while watch times increased 56% to 32.2 billion minutes, as we continue to leverage our large content library to drive incremental revenue from new online audiences through networks such as YouTube.

•	The Teletubbies global brand rollout continues to gain momentum. In the U.K., the new TV show is scoring high ratings and the Teletubbies are ranked the number one new pre-school toy property by sales (according to NPD). 23 broadcast licensees and over 85 consumer product deals worldwide have been signed to date. Licensees are reporting strong sell through on the first wave of products in the U.K. while the full toy launch for the U.S. market is expected to begin January 2017.

•	Strategic partnerships on Strawberry Shortcake and Mega Man have added to our portfolio of global brands, which hold the potential for the company to participate across multiple revenue streams, including production, distribution and consumer products.

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.018, an increase of 12.5%, on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on October 11, 2016 to be paid on October 21, 2016.

Strategy and Priorities

DHX Media’s strategy has been designed with the objective of delivering profitable growth through multiple revenue streams by leveraging the growing global demand for children’s and family content in today’s on-demand environment.

The Company is guided by three core imperatives:  (1) creating engaging children’s content with the annual goal of adding approximately 150-225 half-hours of proprietary titles; (2) distributing its content worldwide across all media platforms, and now specifically WildBrain by targeting global revenue streams from our entire library and growing the views and watch times on our WildBrain network; and (3) leveraging high-profile global brands with increased merchandising and licensing and other ancillary potential, which would include rollout of the new Teletubbies series and consumer product programs into new territories, continuing to add new distribution and M&L deals for Teletubbies as well as advancing the development and production of new brands.

Details of management’s expectations for revenues, gross margins and operating expenses for Fiscal 2017 can be found in the Outlook section of the Company’s Fiscal 2016 MD&A, available at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Analyst call details

DHX Media will hold a conference call for analysts and investors to discuss its Fiscal 2016 and Q4 2016 results on Wednesday, September 28, 2016 at 9:00 a.m. ET. Media are welcome to listen in.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 81868291, until 11:59 p.m. ET, October 5, 2016.

Consolidated Statements of Income and Comprehensive Income Data

Consolidated Statements of Income and Comprehensive Income (Loss) Data:
(All numbers are in thousands)	Q4 2016	Q4 2015	Fiscal 2016	Fiscal 2015
	$	$	$	$

Revenue	75,332	71,170	304,817	264,039

Gross Margin[1]	43,966	37,666	173,134	145,040

Adjusted EBITDA[1]	24,822	22,810	103,180	90,209

Net Income (Loss)[1]	(1,746)	3,696	27,502	19,533

Adjusted Net Income[1]	489	5,006	32,398	38,404

Comprehensive Income (Loss)	(4,329)	6,014	17,660	12,381

Basic Earnings (Loss) Per Common Share	(0.01)	0.03	0.22	0.16
Diluted Earnings (Loss) Per Common Share	(0.01)	0.03	0.22	0.16
Adjusted Basic Earnings Per Common Share	0.00	0.04	0.26	0.32
Adjusted Diluted Earnings Per Common Share	0.00	0.04	0.25	0.31

1See “Use of Non-GAAP Financial Measures” section of the Company’s MD&A for further details.

Fiscal 2016 Results

Revenues

Revenues for Fiscal 2016 were $304.82 million, up 15% from $264.03 million for Fiscal 2015. The increase for Fiscal 2016 was due to higher distribution revenues (98% organic, 2% acquisitive), accounting for 22% of the increase, strong growth in proprietary production revenues (97% organic, 3% acquisitive), accounting for 13% of the increase, strong growth in M&L-represented revenues (all organic), accounting for 35% of the increase, a significant increase in producer and service fee revenues (90% organic, 10% acquisitive), accounting for 40% of the increase, and an increase in M&L-owned revenues (95% organic, 5% acquisitive), accounting for 12% of the growth, offset by a decrease in DHX Television revenues, which included twelve months of activity, versus eleven months in Fiscal 2015, offsetting 17% of the growth, and a decrease in new media revenues (86% organic, 14% acquisitive), offsetting 5% of the growth.

Proprietary production revenues: Proprietary production revenues for Fiscal 2016 were $43.31 million, an increase of 14% (10% organic and 4% acquisitive) compared to $38.08 million for Fiscal 2015. Management is pleased to report that for Fiscal 2016, the Company added 215.0 proprietary half-hours to the library, up 20% from 179.0 half-hours for Fiscal 2015, well above Management's stated goal of adding 100-200 half-hours annually to the library. For the Fiscal 2016, the Company added 150.0 half-hours of third party produced titles with distribution rights (Fiscal 2015-45.0 half-hours), an increase of 233% and a direct result of the operational synergies associated with owning DHX Television. The proprietary production revenue was above the mid-point of Management's most recent annual guidance as included in the Q3 2016 MD&A.

Distribution revenues: Management is pleased to report that for Fiscal 2016, distribution revenues were up 11% to $86.56 million (9% organic and 2% acquisitive), from $77.67 million for Fiscal 2015, primarily due to the continuing growth of new digital customers, platforms, and territories. Fiscal 2015 distribution revenues included $12.78 million in streaming revenues for Degrassi. At $86.56 million for Fiscal 2016, the distribution revenue was above the mid-point of Management's most recent annual guidance as included in the Q3 2016 MD&A. The results for Fiscal 2016 continued to benefit somewhat from the weakness in the Canadian dollar relative to the USD and GBP, although this gap narrowed during the second half of Fiscal 2016. For Fiscal 2016, the Company closed significant deals, among others previously announced, as follows: DirectTV Digital LLC, Hessischer Rundfunk, Lagardere Thematiques, Netflix, OTT Pacifico, Turner Broadcasting Corporation, Zhejiang Tmall Network Co., Ltd (Alibaba). Also included in these figures are advertising and subscription video on demand revenues, from multiple platforms, including Amazon and YouTube. The gross revenue from Wildbrain, unveiled on April 25, 2016, (formerly known as Google (YouTube.com) relationship) for Fiscal 2016 was $18.44 million, up 53% versus Fiscal 2015 $12.05 million.

M&L-owned revenues (including music and royalties): For Fiscal 2016, M&L-owned revenues increased 25% (19% organic and 6% acquisitive) to $25.00 million (Fiscal 2015-$20.03 million). For Fiscal 2016, the Company also recognized revenues of $4.82 million associated with the combination of the 2015 Big Ticket Concert tour and The Next Step Wild Rhythm Tour, a drop of 11%, versus $5.42 million in Fiscal 2015 for Yo Gabba Gabba! Live! and The Next Step Live on Stage tours (see "Live Tours Update" section for further details). Excluding the live tour revenues, M&L-owned revenues for Fiscal 2016 were up 5.57 million or 38% from Fiscal 2015 as the Company continued to see acceleration and recognized revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. These results were at the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A and Management continues to be pleased with the strong growth in the non-live tour M&L-owned revenues.

Producer and service fee revenues: For Fiscal 2016, the Company earned $48.95 million for producer and service fee revenues, an increase of 50% (35% organic and 15% acquisitive) versus the $32.61 million for Fiscal 2015, and slightly below the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A. This increase was a result of a combination of continued strong global demand for children's content and the acquisition of Nerd Corps.

New media and rental revenues: For Fiscal 2016, new media revenues decreased 39% ((31)% organic and (8)% acquisitive) to $3.10 million (Fiscal 2015-$5.11 million) based primarily on apps, games, and the final UMIGO deliverables.

Television revenues: For Fiscal 2016, television revenues were $69.13 million compared to $76.18 million for Fiscal 2015, which included the 11 month period from July 31, 2014 through June 30, 2015, an actual decrease of 9% and a 17% decrease based on number of days. The decline in the revenues has been driven by lower rates resulting from the Company's transition away from its content supply agreement with the Walt Disney Company ("Disney") and the rebranding strategy launched in early 2015. Approximately 89% or $61.22 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 11% or $7.92 million of the total television revenues.

M&L-represented revenues: For Fiscal 2016, M&L-represented revenue was $28.77 million up 100% (all organic) (Fiscal 2015-$14.35 million) and above the mid-point of Management's previously increased annual guidance as reported in the Q3 2016 MD&A, driven mainly by the exceptional performance of our represented brands Despicable Me and Minions in several territories, and also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. The 2016 results also benefited somewhat from weakness in the Canadian dollar compared to the GBP, although that trend reversed somewhat in Q4 2016.

Gross Margin

Gross margin for Fiscal 2016 was $173.32 million, an increase in absolute dollars of $28.28 million or 19% compared to $145.04 million for Fiscal 2015. The overall gross margin for Fiscal 2016 at 57% of revenue was just slightly below the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A, driven by lower than expected distribution gross margins and slightly lower than expected M&L-owned gross margins, offset by stronger than expected gross margins for DHX Television, slightly higher than expected proprietary production gross margins, and higher than expected, in terms of absolute dollars, gross margins for M&L-represented. Gross margin for Fiscal 2016 was calculated as revenues of $304.82 million, less direct production costs and expense of investment in film of $126.99 million and $4.51 million expense of book value of acquired libraries, (Fiscal 2015-$264.04 million less $116.13 million and less $2.87 million, respectively).

For Fiscal 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $15.09 million or 35%, net producer and service fee revenue margin of $20.55 million or 42%, distribution revenue margin of $47.26 million or 55% ($34.38 million or 40% when the remaining $12.88 million for the expense of acquired libraries below the line is considered), M&L-owned margin was $14.36 million or 57%, M&L-represented revenue margin was $28.77 million or 100%, and new media margin of $1.48 million or 48%. Gross margins for DHX Television were $45.81 million or 66%, calculated as revenue of $69.13 million less programming costs, third party content fees, and other direct creative costs of $23.32 million.

Production margins at 35%, varies on product delivery mix and were just above the mid-point of Management’s revised annual expectations (per Q3 2016 MD&A). Producer and service fee margins can vary greatly and at 42% (as compared to 42% for Fiscal 2015) were at the mid-point of Management’s annual expectations (per Q3 2016 MD&A) and have been positively impacted by the weakness in the Canadian dollar. Distribution margins can fluctuate greatly from title-to-title and at 55% were near the low end of Management’s revised annual guidance (per Q3 2016 MD&A) as the product mix for the Fiscal 2016 contained a higher than expected weighting towards both newer and live action titles, which typically carry lower gross margins than library sales. As previously noted, this trend does however continue to bode well for future margins and for additional sales as the newer titles are in high demand. DHX Television margins at 66% for the Fiscal 2016 were above the high end of Management's revised annual guidance (per Q3 2016 MD&A), driven by lower third party external content costs. M&L-owned margins at 57% were below the mid-point of Management's revised annual expectations (per Q3 2016 MD&A), driven by the mix between live tour revenues, a much lower margin as compared to traditional M&L-owned revenues.

SG&A

SG&A costs for Fiscal 2016 were up 28% at $75.61 million compared to $59.09 million for Fiscal 2015. The increase in SG&A costs in Fiscal 2016 is attributable to a number of factors, including Management's decision to add resources within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms, including opportunities in China. The continued ramp-up of Wildbrain, the Company's recently unveiled Multi-Platform Kids' Network, has further contributed to the increase in SG&A costs as resources have been added to drive growth. As previously noted, M&L-represented revenues have grown 100% in Fiscal 2016, triggering higher than forecast incentive compensation within the Company's CPLG operating unit. Finally, for Fiscal 2016, SG&A includes all of the SG&A associated with the DHX Television, Echo Bridge, and Nerd Corps acquisitions. SG&A also includes $5.98 million in non-cash share-based compensation up 41% (Fiscal 2015-$4.25 million). When adjusted, cash SG&A at $69.63 million was above the top end of Management’s Fiscal 2016 SG&A guidance from the Q3 2016 MD&A, as noted herein, as the Company continues to aggressively pursue growth opportunities.

Adjusted EBITDA

For Fiscal 2016, Adjusted EBITDA was $103.69 million, up $13.48 million or 15% over $90.21 million for Fiscal 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the Fiscal 2016 MD&A for the definition and calculation of Adjusted EBITDA.

Q4 2016 Results

Revenues

Revenues for Q4 2016 were $75.33 million, up 6% from $71.16 million for Q4 2015. In absolute dollars, the increase in Q4 2016 was due to significantly higher distribution revenues, strong growth in M&L-represented revenues, M&L-owned revenues, and proprietary production revenues, offset by a significant, but expected, decline in DHX Television revenues and more modest declines in producer and service fee revenues and new media revenues. Comparatively, Q4 2016 and Q4 2015 include the same assets in terms of previous acquisitions; accordingly, all revenue fluctuations in comparing Q4 2016 to Q4 2015 are organic. A detailed review of each source of revenue is included below.

Proprietary production revenues: Proprietary production revenues for Q4 2016 were $6.39 million, an increase of 25% compared to $5.12 million for Q4 2015. For Q4 2016, the Company added 37.0 proprietary half-hours to the library up 23% versus 30.0 proprietary half-hours for Q4 2015. For Q4 2016, the Company added 30.0 half-hours of third party produced titles with distribution rights (Q4 2015-45.0 half-hours), a decline of 33%. The proprietary production revenue was ahead of Management's expected range for quarterly pacing as provided in the Q3 2016 MD&A.

Distribution revenues: Management is extremely pleased to report that for Q4 2016, distribution revenues were up 23% to $30.02 million, from $24.43 million for Q4 2015. Management continues to see strong growth and continued strong demand from new digital customers, platforms, and territories. These results were at the top of Management's expected range for quarterly pacing. For Q4 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with Amazon, Buena Vista International, iFlix, Netflix, Starz, and Viacom. Also included in these figures are certain digital revenues such as advertising and subscription video on demand revenues, from multiple platforms including Amazon and YouTube (now unveiled as Wildbrain). The gross revenue from Wildbrain, unveiled on April 25, 2016, (formerly known as Google (YouTube.com) relationship) for Q4 2016 was $5.66 million, up 101% versus Q4 2015 $2.81 million.

M&L-owned revenues (including music and royalties): For Q4 2016, the M&L-owned revenues were $5.52 million, up 39% as compared to $3.97 million for Q4 2015. For Q4 2016, M&L-owned revenues included $1.17 million from The Next Step Wild Rhythm Tour, compared to Q4 2015, when the live tour revenues were negligible. Excluding the live tour revenues, M&L-owned revenues for Q4 2016 were up 9% as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. M&L-owned revenues were below the mid-point of Management's quarterly guidance from the Q3 2016 MD&A.

Producer and service fee revenues: For Q4 2016, the Company earned $9.11 million of producer and service fee revenues, a decrease of 18% versus the $11.14 million from Q4 2015, which was near the low end of Management's expected range as a couple of service projects started later than expected for Q4 2016.

New media revenues: For Q4 2016, new media revenues were down $0.87 million or 47% to $0.98 million (Q4 2015-$1.85 million) based primarily on apps and games as the UMIGO project has now been completed, accounting for the decline in revenues.

Television revenues: For Q4 2016, DHX Television revenues were down 20% to $15.80 million from $19.87 million from Q4 2015, and were within Management's expected range from the Q3 2016 MD&A. The decline in the revenues has been driven by lower rates resulting from the Company's transition away from its content supply agreement with Disney and the rebranding strategy launched in early 2015. Approximately 91% or $14.45 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 9% or $1.35 million of the total television revenues. Advertising and promotion revenues typically peak during the holiday season, and are seasonally low in Q4.

M&L-represented revenues: For Q4 2016, M&L-represented revenues were up $2.74 million, or 57%, to $7.52 million compared to Q4 2015 at $4.78 million, and were at the high end of Management's previously reported guidance from the Q3 2016 MD&A, driven mainly by the strong over-performance of our represented brands Despicable Me and Minions in several territories but also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World.

Gross Margin

Gross margin for Q4 2016 was $43.97 million, an increase in absolute dollars of $6.30 million or 17% compared to $37.67 million for Q4 2015. The overall gross margin for Q4 2016 at 58% of revenue was below the mid-point of Management's quarterly guidance as reported in the Q3 2016 MD&A. Gross margins were impacted by strong margins for DHX Television, which at 76% was above the high end of Management's expectations, and higher than expected absolute dollar margins for M&L-represented, offset by weaker than expected gross margins for M&L-owned (a result of having a higher percentage of lower margin live tour revenues), and lower than expected percentage gross margins for distribution. Proprietary production gross margins were high at 51% for Q4 2016, while producer and service fee gross margins were low at 19%, both the result of adjusting a misclassification of costs from earlier in Fiscal 2016. Gross margin for Q4 2016, including DHX Television, was calculated as revenues of $75.33 million, less direct production costs and expense of investment in film of $30.40 million and $0.97 million expense of book value of acquired libraries, (Q4 2015-$71.17 million less $33.35 million and less $0.16 million, respectively).

For Q4 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $3.26 million or 51%, net producer and service fee revenue margin of $1.74 million or 19%, distribution revenue margin of $16.58 million or 55% ($12.62 million or 42% when the remaining $3.97 million for the expense of acquired libraries below the line is removed), television margin was $12.02 million or 76%, M&L-owned margin was $2.59 million or 47%, M&L-represented revenue margin was $7.52 million or 100%, and new media margin of $0.26 million or 26%.

SG&A

SG&A costs for Q4 2016 increased 29% to $20.69 million compared to $16.03 million for Q4 2015. The increase in SG&A costs in Q4 2016 is attributable to a number of factors, including the continued ramp-up of WildBrain, the Company's recently announced Multi-Platform Kids' Network, a decision to undertake an aggressive marketing campaign for Teletubbies, and, as previously noted, M&L represented revenues have grown 100% in Fiscal 2016, triggering higher than forecast incentive compensation within the Company’s CPLG operating unit. SG&A also includes $1.55 million (Q4 2015-$1.17 million) in non-cash share-based compensation. When adjusted, cash SG&A at $19.15 million was above Management’s quarterly SG&A expectations, as Management continues, as noted above, to pursue growth opportunities.

Adjusted EBITDA

For Q4 2016, Adjusted EBITDA was $24.82 million, up $2.01 million or 9% over $22.81 million for Q4 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the Fiscal 2017 MD&A for the definition and calculation of Adjusted EBITDA.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play kids’ content company. Owner of the world's largest independent library of kids' and family content, at more than 11,800 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, statements regarding DHX’s library and growth thereof, the Company’s production goals and pipeline, the growth of DHX’s WildBrain business, DHX’s activities with respect to the Teletubbies brand, the business strategies and operational activities of DHX and its pursuit of growth opportunities, the allocation of resources of the Company, the markets and industries in which the Company operates, including the demand for content and the expansion of digital distribution platforms, and the growth and financial and operating performance of DHX, its subsidiaries, and investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media Relations:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230